Mail Stop 6010

August 25, 2008

David Kittrell
Chief Executive Officer
Xpention Genetics, Inc.
10965 Elizabeth Drive
Conifer, Colorado 80433

      Re: Xpention Genetics, Inc.
             Revised Preliminary Information Statement on Schedule 14C
             Filed August 22, 2008
             File No. 0-51210

Dear Mr. Kittrell:

     We have completed our review of your preliminary information statement on Schedule 14C and have no further comments at this time.

                    Sincerely,

                    Jeffrey P. Riedler
                    Assistant Director